Janus Parent, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

May 5, 2021

VIA EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Beverly Singleton

Martin James

Sherry Haywood

Erin Purnell

Re:	Janus Parent, Inc.

Registration Statement on Form S-4, as amended

File No. 333- 252859

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Janus Parent, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:30 p.m., Eastern Time, on May 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian Cook
Brian Cook
Chief Executive Officer and Chief Financial Officer